Exhibit 99.2

SPROTT INC.

Report of Voting Results

Submitted Pursuant to
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 8, 2024

The following briefly describes the matters voted upon and the outcome of the votes at the annual meeting (the “Meeting”) of shareholders (“Shareholders”) of Sprott Inc. (the “Company”) held on May 8, 2024.

At the Meeting, Shareholders voted by ballot on the following matters:

1.	Election of Directors

The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

Nominee	Votes For	%	Votes Withheld	%
Ronald Dewhurst	9,033,703	91.842%	802,477	8.158%
Graham Birch	9,758,247	99.208%	77,933	0.792%
Barbara Connolly Keady	9,002,193	91.521%	833,987	8.479%
Dinaz Dadyburjor	9,219,349	93.729%	616,831	6.271%
Whitney George	9,754,373	99.168%	81,807	0.832%
Judith O’Connell	9,073,517	92.246%	762,663	7.754%
Catherine Raw	9,733,301	98.954%	102,879	1.046%

2.	Appointment of Auditors

A resolution re-appointing KPMG LLP as auditors of the Company and authorizing the board of directors of the Company to fix the auditors’ remuneration and terms of engagement was passed. The results of the vote were:

Votes For	%	Votes Withheld	%
13,901,714	98.881%	157,269	1.119%

DATED this 8th day of May, 2024.

SPROTT INC.

Per:	“Arthur Einav”
Arthur Einav
Corporate Secretary